Exhibit 99.1

OBSIDIAN ENERGY LTD.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:	Ernst & Young LLP, Chartered Professional Accountants (“EY”)

AND TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”)

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports as follows:

1.

Following the completion of an auditor review process which included a request for proposals from various audit firms, the Corporation’s Audit Committee unanimously recommended to the Corporation’s Board of Directors (the “Board”) that the Corporation change auditors from EY to KPMG. On August 20, 2021, the Board unanimously approved the change of auditors from EY to KPMG effective August 23, 2021. Accordingly:

a.	effective August 23, 2021, by mutual agreement, EY resigned as auditor of the Corporation; and

b.	effective August 23, 2021, KPMG was appointed as the successor auditor of the Corporation.

2.

EY’s audit reports on the Corporation’s annual consolidated financial statements for the two financial years preceding the date of this Notice, being the fiscal years ended December 31, 2020 and December 31, 2019, did not express a modified opinion.

3.

In the opinion of the Corporation, there have been no “reportable events” as such term is defined in NI 51-102 involving the Corporation and EY in connection with the audits of the Corporation’s two most recently completed financial years or in connection with any subsequent period up to and including August 23, 2021.

DATED this 23rd day of August, 2021.

OBSIDIAN ENERGY LTD.

Per:	(signed) “Gordon M. Ritchie”

Gordon M. Ritchie

Chair